EXHIBIT B

LETTER TO BOARD OF DIRECTORS OF ISSUER

388 Market Street • Suite 920 • San Francisco, CA 94111 • 415.362.4485

June 2, 2008

Dear Board Members,

Osmium Partners currently holds 5.9% of Insure.com’s common stock. The current CEO Bob Bland has had five years to create, build, and sustain shareholder value and has failed shareholders in all of the above.

Under Bob’s leadership according to the most recent proxy, Insure.com has substantially underperformed the market nearly every year over the last five years. The Insurance index is up +75%, the NASDAQ is up +100%, while Insure.com shareholders lost -5%, leading to staggering underperformance ranging between -80% to -105% of what the company deems to be appropriate benchmarks. Not only has Insure.com underperformed the market for a consistent and prolonged time period but it also remains substantially undervalued given recent market transactions. In light of the CEO’s inability to execute a strategy to create shareholder value for a prolonged time period combined with the board’s fiduciary duty to shareholders we urge the board to immediately hire a banker and sell the company.

These results are in radical contrast to the success that competitors are currently seeing. The time for outlandish promises, excuses, and resulting failures is up and now should be the time for action. If no suitable buyer can be found, we would urge the immediate termination of the CEO as he lacked and continues to lack a strategy in our opinion to create value for shareholders. We will show three exhibits of underperformance and poor judgment which should be more than ample proof that we do not have the right leader for our valuable asset: Insure.com.

Exhibit 1:

Exhibit 2:

In November of 2006, Bob went on the road to meet with investors with the following presentation:

Highlights from Insure.com 2006 Investor Presentation dated: November 6, 2006

•	Point 1: “Show our owners that we know what we are doing and that we can operate a profitable public company”

•	Point 2: “Surpass the company’s 1999 market cap valuation of $225 million by August 2010 (note $25 million valuation as of Nov. 2006)”

•	Point 3: “Achieve and maintain 25% pre-tax profit margins while achieving 25% growth rate per year for each of the next 4 years through 2010”

•	Point 4: “Vested management team members hungry for “show me revenge” and “We badly want to run a profitable public company”

•	Point 5: “No analyst coverage at present underscores underdog position”

•	Point 6: “How we intend to make this work: 1) Leadership 2) Teamwork 3) Discipline 4) Execution”

Counter Points

•	Point 1: Investors can make their own assessment of this statement.

•	Point 2: Insure.com needs to generate a return of +757% over the next 26 months to reach this stated goal.

•

Point 3: The Company will need to reach $26mn and $6.5mn in pre-tax profits in 2008 to be on this projected trajectory, Thus far 2008 is off to a rough start: 1Q08 revenue at $3.9mn and a loss of $512,000.

•

Point 4: The CEO might be hungry for “show me revenge” and “badly want to run a public company” however what has the CEO done to give shareholders any idea that he knows how to operate a business that in his words should run at a 25% pre-tax margins? The company has nearly a decade of losses with little improvement of reaching even basic targets he has set out to attain.

•	Point 5: There are very few analysts in our opinion that would be interested in covering a thinly traded company, with an erratic P&L, and does not hold conference calls.

•	Point 6: Investors can make their own assessment of this statement.

In our opinion, nearly all of the CEO’s decisions to drive shareholder value have been unsuccessful. Despite founding this business the CEO is a minority shareholder with literally no public market track record of success. I think it is more than safe to say that the CEO’s actions have not inspired any type of confidence and little hope can be relied upon to accomplish the above stated goals.

Exhibit 3:

Take a look at what Bob Bland has done and said over time:

2002

“Our belief...is that a self-directed insurance shopper exists and that online sales of insurance will grow in popularity over the next 5 years”

Results:

NSUR ’04A $15.9 ’08E* $19mn +19% (includes an acquisition of a company that had $10mn in annual revenue)

INSW ’04A $14mn ’08E** $40mn +185%

EHTH ’04A $30mn ’08E** $120mn +300%

* Osmium’s estimate

** Company’s stated guidance

2003

Bought Lifequote, a profitable company with $10.3mn in revenue and not just any company but in the CEO’s words “...(a) highly regarded marketer of term life insurance...(sold by a team of 50 licensed agents) who are so skilled at their craft that they close 30% of everyone who calls- exactly the kind of firm that we wanted to hitch our wagon to.”

2004

“2004 represents a frustrating step backwards... results were far short of plan”

Results:

Insure.com combined a company with $9.7mn in revenue with a net loss of $1.3mn with a company that had $10.3mn in revenue and was profitable to get to a combined $15.9mn in revenue with $1.8mn in losses. In other words, what should have been a company with at least $20mn in revenue and a much smaller loss or even a profit resulted in a company where revenues declined 20% and losses increased at least 50%.

2005

“The May 2004 asset acquisition of Life Quotes has not worked out as we had planned.”

“....we decided that the best course of action for our shareholders was to close the Life Quotes sales office and consolidate all of our telephone sales and service activities into our home sales center”

2006

Home office sales team “... we are now approaching 50 licensed agents on premises to service customers”

Click revenue in 2006 increased 172% to $5.5mn ”In 2007, our focus will remain on ... growing our click revenues.” (Actual results: click revenue plummeted -25% to $4.3mn the following year)

“I will point out that the quality of our people is better than ever and that our associates are as excited as I to be here at Insure.com at this time, especially now as the online insurance sector appears to be, at long last, opening up for business for real. We are now very well positioned for what lies ahead.”

2007

“Insure.com delivered much-improved financial performance in 2007.” Results: Revenue growth in 2007 was up +4.65% and the net loss was only .02 a share.

These comments from Bob’s annual letter clearly illustrate an ongoing pattern of failure. For the first quarter of 2008 Insure.com reported -6% revenue growth combined with a net loss of .07 a share. Given these statements it should come as no surprise that the company has badly underperformed nearly any benchmark in an era of peer success.

Exhibit 4:

Industry Transactions:

Answer Financial was purchased for $71mn by White Mountain Insurance (purchased 42% of the company out of Chap 11 for $30.2mn) with revenue of $8.2mn estimated in 2007 (or 8.66x Sales) (Revenue source: Hoovers.com)

Insureme with $27mn in revenue sold for $65mn cash with potential for up to $85mn with an earn-out. This implies a valuation of 2.6x sales taking the mid point of these two figures

Public Comparable Companies:

Ehealth (EHTH) trades at 4.73x enterprise value/sales and 22.5x EV/EBITDA. With projected 32% revenue growth.

Insweb (INSW) trades at .90x enterprise value/sales and 13.5x EV/EBITDA. With projected revenue growth of 25%

Insure.com (NSUR) .94x sales and 32x EV/EBITDA results Revenue growth 2-3% without a single year of historical GAAP net income profitability

We believe a conservative valuation of Insure.com is:

Insure.com value $10-20 million+ (Domain names without operating businesses: Diamond.com sold for $7.5mn, Funds.com sold for $10mn)

Revenue $19mn given the Insureme.com transaction sold for 2.66x sls w/out any NOL’s we think Insure is conservatively worth 1.5x sales= $28.5mn (Insure.com has NOLs of $45mn+)

Cash, Investments, Net Commissions rec $12.1mn

Total value = $7.50+ vs. the current $3.60

In our opinion, the domain name Insure.com holds great value to the insurance industry and potential strategic buyers. The auto insurance carriers alone are expected to spend $13 Billion+ on marketing to acquire new customers this year. GEICO spent $700 million in marketing in 2007. Direct marketing expenditures at White Mountain’s Esurance have grown from $59.7mn in 2005 to $125.3mn in 2007. Given the industry is moving more and more dollars online we believe there is substantial value to an acquirer just for the domain name as a customer acquisition tool not to mention the business. According to www.highpayinggooglekeywords.com the key words on Google on a cost per click basis sell for the following:

•	life insurance quotes $22.23

•	auto insurance quotes $19.97

•	critical illness insurance $18.04

•	cheap term life insurance $17.66

•	cheap life insurance $17.45

•	health insurance temporary $16.60

•	cheap medical insurance $16.52

•	low cost term life insurance $16.49

•	life insurance quote $16.44

•	life insurance quote online $16.10

•	term insurance $15.81

•	auto insurance 15.81

These key words are in the top 5% of all key words on a cost per click basis according to the above source. Clearly there is substantial value and opportunity to a strategic buyer to use Insure.com as a lead generation business.

Conclusion:

Given the above statements and actions in Exhibits 1-3, how in good conscience can the board that represents all shareholders interests stand by and idly watch a CEO who has delivered far more failures and very few successes continue to flounder as opposed to pursuing an immediate sale at arguably twice the current market valuation? The online Insurance industry is growing at enormous rates and profitability while the current CEO struggles to deliver either. Exhibit 4 clearly shows there is an appetite in this sector for consumer facing online insurance companies. The board has entrusted our valuable asset/brand to a CEO who has failed shareholders for more than a sufficient period of time.

In conclusion, what more evidence does the board need that we have the wrong CEO: extremely limited revenue growth for a prolonged period of time, high employee turnover among agents, erratic profits/losses, a highly illiquid stock, massive underperformance to the peer group in terms of valuation, revenue growth, and profitability. Given these factors it is no surprise shareholders have seen a decline in value over the last five years. These are shameful and unacceptable results. Given the valuable assets and recent sales of similar businesses at materially higher valuations the board has a fiduciary obligation to maximize shareholder value. After five years of failed promises and massive under performance we see no realistic hope to build shareholder value in the public market going forward. We believe there are a substantial number of strategic buyers that could realize significantly greater value of the strategic assets that Insure.com possesses. Therefore, we urge the board to hire a banker and immediately progress with a sale of the business.

Bob must understand that he is a minority shareholder that owns 28.3% of a public company and we can only surmise that the other 71.7% of the shareholders must be disappointed with the results he has delivered.

We believe it is reasonable that a strategic buyer could pay $6+ per share for Insure.com given recent market transactions. However if this is not the case, Bob should be replaced immediately and a new CEO should be appointed to create value out of the assets the company currently possesses. Clearly the status quo is not the answer.

Sincerely,

John H. Lewis
Managing Partner
Osmium Partners

Certain factual and statistical (both historical and projected) industry and market data and other information contained herein was obtained by Osmium from independent, third-party sources that it deems to be reliable. However, Osmium has not independently verified any of such data or other information, or the reasonableness of the assumptions upon which such data and other information was based, and there can be no assurance as to the accuracy of such data and other information. Further, many of the statements and assertions contained herein reflect the belief of Osmium, which belief may be based in whole or in part on such data and other information. This letter is not intended to be, nor should it be construed or used as an offer to sell, or a solicitation of any offer to buy, shares of Insure.com. Osmium holds a significant stake in Insweb Corporation.